EXHIBIT 99.20
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           [ADVANTAGE LOGO OMITTED]
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                  MAY 13, 2005

                    ADVANTAGE ANNOUNCES 1ST QUARTER RESULTS,
                    CONFERENCE CALL & WEBCAST ON MAY 13, 2005

--------------------------------------------------------------------------------


Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the first quarter ended March 31, 2005.

A conference call will be held on Friday, May 13, 2005 at 9:00 a.m. MDT (11:00 a.m. EDT). The conference call can be accessed toll-free at 1-877-407-9205. A replay of the call will be available from approximately 5:00 p.m. on Monday, May 16, 2005 until approximately midnight, May 20, 2005 and can be accessed by dialing toll free 1-877-660-6853. The account number is 286, conference ID number 152854 (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

FINANCIAL AND OPERATING HIGHLIGHTS
                                                                  For the three            For the three
                                                                  months ended             months ended
                                                                 March 31, 2005           March 31, 2004
----------------------------------------------------------------------------------------------------------
FINANCIAL ($000)
Revenue before royalties                                          $    83,209               $   53,836
     per Unit (1)                                                 $      1.51               $     1.42
     per boe                                                      $     43.44               $    38.29
Funds from operations                                             $    45,355               $   29,900
     per Unit (2)                                                 $      0.82               $     0.79
     per boe                                                      $     23.69               $    21.27
Net income                                                        $     4,073               $    4,448
     per Unit (1)                                                 $      0.07               $     0.12
Cash distributions                                                $    46,339               $   26,267
     per Unit (2)                                                 $      0.84               $     0.69
Payout ratio                                                             102%                      88%
Working capital deficit                                           $    43,403               $   20,166
Bank debt                                                         $   196,362               $  136,155
Convertible debentures (face value)                               $   144,504               $   95,218

OPERATING
Daily Production
     Natural gas (mcf/d)                                               86,350                   75,649
     Crude oil and NGLs (bbls/d)                                        6,892                    2,841
     Total boe/d @ 6:1                                                 21,284                   15,449
Average prices (including hedging)
     Natural gas ($/mcf)                                          $      6.47               $     6.28
     Crude oil & NGLs ($/bbl)                                     $     53.02               $    40.93

SUPPLEMENTAL (000)

Trust Units outstanding at end of period                               57,229                   38,167
Trust Units issuable
     Convertible Debentures                                             7,360                    5,840
     Exchangeable Shares                                                  182                        -
     Trust Units Rights Incentive Plan                                    310                      105
Trust Units outstanding and issuable at end of period                  65,081                   44,112
Weighted average Units                                                 54,980                   37,981

(1)  based on weighted average number of Trust Units outstanding
(2)  based on number of Trust Units outstanding at each cash distribution date

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page  3 of 17


CASH DISTRIBUTIONS TO UNITHOLDERS

o The Fund declared three distributions during the quarter totalling $0.84 per Unit. Each distribution amounted to $0.28 per Unit, payable on February 15, March 15 and April 15 to Unitholders of record on January 31, February 28 and March 31 respectively.

o Funds from operations for the first quarter was $45.4 million or $0.82 per Unit compared to $29.9 million or $0.79 per Unit for the same period of 2004. This represents a payout ratio of 102% of funds from operations for the three months ended March 31, 2005. Since its inception, the Fund has paid out 93% of total funds from operations.

OIL & NATURAL GAS PRODUCTION

o Production volumes increased by 38% to 21,284 boe/d in the first quarter of 2005 from 15,449 boe/d in the first quarter of 2004.

NATURAL GAS

o Natural gas production for the first quarter of 2005 was 86.4 mmcf/d, a 14% increase over the 75.6 mmcf/d reported in the first quarter of 2004.

o Increased production in 2005 is primarily the result of the acquisitions of the Anadarko assets in September 2004, Defiant Energy in December 2004 and successful drilling at the Fund's Medicine Hat, Bantry and Shouldice properties.

CRUDE OIL & NGLS

o Crude oil and natural gas liquids production averaged 6,892 bbls/d compared to 2,841 bbls/d in the first quarter of 2004 representing an increase of 143%.

o Increased liquids production is primarily the result of the Anadarko assets acquisition in September 2004, the Defiant Energy acquisition in December 2004 and successful drilling on the Fund's Nevis, Alexis and Red Deer area properties.

DEVELOPMENT ACTIVITY

NEVIS, ALBERTA

o During the first quarter of 2005 Advantage drilled six 100% working interest horizontal oil wells and one vertical oil well at Nevis. Five wells were tied in and on production during the quarter, four of which were drilled in 2004. Currently six wells have been production tested and are awaiting tie-in after spring break-up.

CHAIN, ALBERTA

o At Chain the Fund drilled six 100% working interest natural gas wells. These wells will be completed and tied in after spring break-up.

RETLAW, ALBERTA

o At Retlaw Advantage drilled two 50% working interest oil wells. These wells were brought on production during the second quarter averaging approximately 65 bbls/d per well net to Advantage.

OTHER AREAS

o The Fund drilled a 50% working interest natural gas well at Sweetgrass, Alberta, a 68% working interest oil well at Little Bow, Alberta and a 100% working interest coalbed methane well at Chigwell, Alberta. All of these wells will be brought on production as soon as field conditions allow.

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page  4 of 17


MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of May 11, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the three months ended March 31, 2005 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2004. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions to Unitholders for the three months ended March 31, 2005 were $0.84 per Unit, or $46.3 million, an increase of 22% over the $0.69 per Unit, or $26.3 million, paid for the three months ended March 31, 2004. The first quarter 2005 distributions were comprised of $0.28 per month for each of January, February, and March. The amount distributed for the quarter represents 102% of total funds from operations during the period, compared to 88% in the first quarter of 2004. Since inception, the Fund has distributed $316.4 million or $9.55 per Unit which represents a total payout ratio of 93%.

     Cash distributions to Unitholders were paid as follows:

     Period ended          Record date          Payment date         Distribution       Distribution per Unit
     --------------------------------------------------------------------------------------------------------
     Jan. 31, 2005         Jan. 31, 2005        Feb. 15, 2005         $  14,370               $   0.28
     Feb. 28, 2005         Feb. 28, 2005        Mar. 15, 2005            15,945                   0.28
     Mar. 31, 2005         Mar. 31, 2005        Apr. 15, 2005            16,024                   0.28
     --------------------------------------------------------------------------------------------------------
                                                                      $  46,339               $   0.84
     --------------------------------------------------------------------------------------------------------

PRODUCTION

Natural gas production for the three months ended March 31, 2005 averaged 86.4 mmcf/d, an increase of 14% over the 75.6 mmcf/d produced during the same period of 2004. The growth in gas production over 2004 was the result of the property acquisition from Anadarko Canada Corporation on September 15, 2004 and the acquisition of Defiant Energy Corporation on December 21, 2004. In addition, successful drilling at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that have occurred.

Crude oil and natural gas liquids ("NGLs") production for the three months ended March 31, 2005 averaged 6,892 bbls/d, an increase of 143% as compared with 2,841 bbls/d produced in the first quarter of 2004. The significant increase in liquids production was primarily the result of the acquisition of the Anadarko assets and production additions as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta.

COMMODITY PRICES & MARKETING

NATURAL GAS

Natural gas prices for the three months ended March 31, 2005 averaged $6.52/mcf ($6.47/mcf including hedging), compared to $6.28/mcf ($6.28/mcf including hedging) for the three months ended March 31, 2004. For the three months ended March 31, 2005 AECO daily prices averaged $6.88/mcf as compared to $6.36/mcf for the first quarter of 2004. Advantage's natural gas hedging program resulted in losses of $0.3 million during the first quarter of 2005 or $0.05/mcf. Advantage did not have any natural gas hedges in place for the same period of 2004. For 2005 the Fund has currently hedged 56.9 mmcf/d for the period April 1 to October 31 at a variety of prices through both fixed price contracts and price collars. Natural gas prices continue to remain relatively stable and strong despite a mild winter resulting in high North American storage levels. Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong, as evidenced by the high price hedges entered for the summer. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists.

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page  5 of 17


CRUDE OIL

Crude oil and NGLs prices averaged $53.02/bbl for the three months ended March 31, 2005, a 30% increase as compared with $40.93/bbl for the same period of 2004. The Fund had no crude oil hedges in place during these periods. However, the Fund has currently hedged 3,500 bbls/d for the period April 1 to October 31 at a variety of prices through both fixed price contracts and price collars. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong with many factors affecting the continued strength including (i) supply management by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria, (iii) increased world wide demand, particularly in China and India and
(iv) North American refinery capacity and constraints. The price of WTI averaged $US49.90/bbl during the first quarter of 2005 compared to $US35.15/bbl in 2004. Partially offsetting the strength of WTI oil prices has been the strength of the Canadian dollar relative to the U.S. dollar.

HEDGING

As at March 31, 2005 the Fund has the following hedges in place:

     Description of Hedge                     Term                         Volume                     Average Price
--------------------------------------------------------------------------------------------------------------------
     NATURAL GAS - AECO
         Fixed price                  April to October 2005             34,123 mcf/d                   Cdn$7.45/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$6.86/mcf
                                                                                              Ceiling  Cdn$8.18/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$7.02/mcf
                                                                                              Ceiling  Cdn$8.02/mcf
     CRUDE OIL - WTI
         Fixed price                 April to September 2005            1,750 bbls/d                   US$52.11/bbl
         Collar                       April to October 2005             1,750 bbls/d            Floor  US$47.00/bbl
                                                                                              Ceiling  US$56.75/bbl

At March 31, 2005, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $11.3 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. The Fund continues to monitor the commodity markets with a view to provide cash flow stability.

ROYALTIES

Total royalties amounted to $16.4 million for the three months ended March 31, 2005 or 19.6% of pre-hedged revenue compared with $10.6 million or 19.6% of pre-hedged revenue for same period of 2004. Total royalties are significantly higher as a result of higher revenues from increased commodity prices and production.

OPERATING COSTS

Operating costs for the first quarter of 2005 amounted to $13.0 million or $6.80/boe compared with $8.3 million or $5.92/boe for the three months ended March 31, 2004. The increase in operating cost amounts reflects the 38% increase in overall production. Higher per boe operating costs are partially due to the higher costs associated with the properties acquired from Anadarko and the properties from the Defiant acquisition. In addition, operating costs have steadily increased over the past several years due to higher power costs and higher field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the three months ended March 31, 2005 amounted to $1.5 million or $0.76/boe compared with $0.8 million or $0.60/boe for the three months ended March 31, 2004. G&A expense increased due to higher staff levels that resulted from the growth of the Fund from production additions and acquisitions.

Management fees for the three months ended March 31, 2005 amounted to $0.8 million compared to $0.5 million for the first quarter of 2004. On a boe basis, management fees were $0.42/boe compared to $0.37/boe in 2004. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses. The 14% increase in management fees on a boe basis is primarily due to the increased operating netback per boe production.

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page  6 of 17


The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the three months ending March 31, 2005 no performance fee incentive has been accrued given that the total annual return of the Fund is currently less than the 8% threshold. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

INTEREST

Interest expense on bank debt for the first quarter of 2005 amounted to $2.6 million compared to the $1.3 million for the same period of 2004. Average debt levels were higher during the three months ended March 31, 2005 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

Interest and accretion on convertible debentures was $3.4 million for the three months ended March 31, 2005 as compared to $2.5 million for the first quarter of 2004. Interest and accretion expense increased primarily due to the issuance of $75 million 7.75% and $50 million 7.5% convertible debentures in September 2004 to partially finance the Anadarko asset acquisition. The increased interest from the additional debentures is partially offset by a general reduction of the other outstanding debenture balances resulting from holders exercising the conversion option. Accretion expense for the quarter ended March 31, 2005 was $0.5 million compared to $0.4 million for the three months ended March 31, 2004.

CASH NETBACKS

                                                     Three months ended              Three months ended
                                                       March 31, 2005                  March 31, 2004
                                                     ($000)     (per boe)           ($000)      (per boe)
     ----------------------------------------------------------------------------------------------------
     Revenue                                      $  83,551     $  43.62           $ 53,836     $ 38.29
     Hedging                                           (342)       (0.18)                 -        -
     Royalties                                      (16,365)       (8.54)           (10,552)      (7.51)
     Operating costs                                (13,030)       (6.80)            (8,320)      (5.92)
     ----------------------------------------------------------------------------------------------------

     Operating                                    $  53,814     $  28.10           $ 34,964     $ 24.86
     General and administrative                      (1,463)       (0.76)              (846)      (0.60)
     Management fees                                   (807)       (0.42)              (525)      (0.37)
     Interest expense                                (2,609)       (1.36)            (1,278)      (0.91)
     Interest on convertible debentures              (2,850)       (1.49)            (2,100)      (1.49)
     Taxes                                             (730)       (0.38)              (315)      (0.22)
     ----------------------------------------------------------------------------------------------------

     FUNDS FROM OPERATIONS                         $ 45,355      $ 23.69           $ 29,900     $  21.27
     ----------------------------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND ACCRETION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision for three months ended March 31, 2005 increased to $34.8 million from $20.3 million for the same period of 2004. The increased provision is the result of higher production volumes and a higher per boe rate. The DD&A rate for the first quarter of 2005 was $18.15/boe compared with $14.24/boe in 2004.

TAXES

Current taxes paid or payable for the three months ended March 31, 2005 primarily represents capital tax and amounted to $0.7 million, compared to $0.3 million expensed in the first three months of 2004. Capital taxes are based on debt and equity levels of the Fund at the end of the year and have increased due to Advantage's significant growth. As a result of new legislation, capital taxes are to be gradually eliminated over the next several years.

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page  7 of 17


Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended March 31, 2005, the Fund recognized an income tax recovery of $5.1 million compared to a $7.8 million recovery for the first quarter of 2004.

In the Fund's structure, payments are made between the operating company and the Fund transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at March 31, 2005 the operating company had a future income tax liability balance of $107.2 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

CONTRACTUAL OBLIGATIONS AND COMMITTMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. In May 2005, Advantage repaid two capital lease obligations for $6.8 million that were assumed from the acquisition of Defiant Energy Corporation in 2004. As a result of this repayment, these two capital leases have been included as a 2005 commitment. The following is a summary of the Fund's remaining contractual obligations and commitments:

                                                            Payments due by period
     ($millions)                       Total             2005             2006              2007             2008
     ---------------------------------------------------------------------------------------------------------------
     Building lease                    $   4.2          $  1.0           $   1.4           $  1.3           $   0.5
     Capital lease                     $   9.2          $  7.4           $   0.4           $  1.4                -
     Pipeline/transportation           $   4.3          $  1.9           $   1.8           $  0.5           $   0.1
     ---------------------------------------------------------------------------------------------------------------
     Total contractual obligations     $  17.7          $ 10.3           $   3.6           $  3.2           $   0.6
     ---------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

On February 9, 2005 Advantage issued 5,250,000 Advantage Trust Units at $21.65 per Unit for gross proceeds of $113.7 million, $107.7 million net of related issuance costs. The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant Energy Corporation, for 2005 capital expenditures and for general corporate purposes. As at March 31, 2005 the Fund had 57.2 million Trust Units outstanding.

As at May 11, 2005, Advantage has 57.3 million Trust Units and 157,695 Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 166,013 Trust Units. The Fund also had $144.0 million convertible debentures outstanding at May 11, 2005 that can be converted to 7.3 million Trust Units.

At March 31, 2005 Advantage had bank debt outstanding of $196.4 million. Advantage has an agreement with a syndicate of four Canadian chartered banks and finalized the renewal of the facility in May 2005. The agreement provides for a $335 million facility consisting of a $325 million extendible revolving loan facility and a $10 million operating loan facility, both of which are due for renewal in May 2006. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Given amendments to the repayment terms, the debt has now been classified as a long-term liability on the consolidated balance sheet. At March 31, 2005 Advantage also had a working capital deficiency of $43.4 million.

For the three month period ended March 31, 2005, the Fund spent $32.7 million on capital expenditures. Approximately $22.5 million was expended on drilling and completion operations where the Fund drilled a total of 18.3 net (27 gross) wells. Seven wells were drilled and completed at Nevis, Alberta with an additional four wells completed and tied in from the Q4 2004 drilling program. Approximately $7.1 million was expended during the quarter on facilities and equipping primarily related to additional compression added to the Fund's natural gas properties. The remaining $3.1 million of capital was expended on recompletions primarily at the Fund's Open Lake property.

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page  8 of 17


     SOURCES AND USES OF FUNDS ($ THOUSANDS)
                                                             Three months ended
                                                               March 31, 2005
     --------------------------------------------------------------------------
     Sources of funds
        Funds from operations                                     $   45,355
        Units issued, net of costs                                   107,701
        Property dispositions                                             34
     --------------------------------------------------------------------------

                                                                  $  153,090
     --------------------------------------------------------------------------

     Uses of funds
        Capital expenditures                                      $   32,715
        Asset retirement expenditures                                    407
        Purchase adjustment of Defiant acquisition                       484
        Property acquisitions                                             28
        Distributions paid to Unitholders                             42,734
        Decrease in bank debt                                         70,692
        Increase in working capital and other                          6,030
     --------------------------------------------------------------------------

                                                                  $  153,090
     --------------------------------------------------------------------------

QUARTERLY PERFORMANCE

     ($ thousands, except per Unit amounts)
                                                2005                          2004                           2003
                                                 Q1          Q4         Q3          Q2         Q1         Q4         Q3       Q2
     ------------------------------------------------------------------------------------------------------------------------------
     Net revenues                           $  55,778   $  68,521   $ 48,255   $  44,436   $ 32,227   $ 36,074   $ 34,483  $33,144
     Net income (loss)
       (restated - note 1)                  $   4,073   $   4,855   $  4,965   $   9,770   $  4,448   $ (3,527)  $  8,386  $19,612
     Net income (loss) per Unit, basic      $    0.07   $    0.11   $   0.12   $    0.25   $   0.12   $  (0.11)  $   0.27  $  0.66
     Net income (loss) per Unit, diluted    $    0.07   $    0.11   $   0.12   $    0.25   $   0.12   $  (0.11)  $   0.27  $  0.64

The table above highlights the Fund's performance for the first quarter of 2005 and also for the preceding seven quarters. Net revenues are primarily impacted by commodity prices, production volumes and royalties. Significant increases in net revenues occurred in the second quarter of 2004 through the first quarter of 2005 due to considerably higher crude oil prices and the acquisition of the Anadarko assets in September 2004.

FINANCIAL REPORTING UPDATE

During the first quarter of 2005 there were a few changes to financial reporting requirements. The changes that will impact Advantage are noted below.

FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE

Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page  9 of 17


over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

EXCHANGEABLE SHARES

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts" in January 2005. The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Fund's interpretation is that the exchangeable shares issued complies with the established criteria and is presented as a component of unitholders' equity. In March 2005, the Emerging Issues Committee amended EIC-151 which will be effective for periods ending on June 30, 2005. The revised standard will result in the Fund reclassifying exchangeable shares from equity to non-controlling interest given that the exchangeable shares are transferable, although not publicly traded. A corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. As exchangeable shares are converted to Trust Units, the non-controlling interest on the balance sheet is reclassified to unitholders' capital. The Fund will retroactively implement the revised standard for the interim period ended June 30, 2005.

NON-GAAP MEASURES

Funds from operations and per Unit and payout ratio are not recognized measures under the Canadian generally accepted accounting principles ("GAAP"). Management believes that funds from operations and payout ratio are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.



May 11, 2005

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page 10 of 17

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                       March 31, 2005             December 31, 2004
-----------------------------------------------------------------------------------------------------------
                                                               (unaudited)             (restated - note 1)
ASSETS

Current assets
     Accounts receivable                                      $    48,241                 $     48,961

Fixed assets
     Property and equipment                                     1,223,829                    1,190,552
     Accumulated depletion and depreciation                      (287,981)                    (253,506)
-----------------------------------------------------------------------------------------------------------

                                                                  935,848                      937,046
Goodwill                                                           47,728                       47,244
-----------------------------------------------------------------------------------------------------------

                                                              $ 1,031,817                 $  1,033,251
-----------------------------------------------------------------------------------------------------------

LIABILITIES

Current liabilities
     Accounts payable and accrued liabilities                 $    68,289                 $     91,165
     Cash distributions payable to Unitholders                     16,024                       12,419
     Current portion of capital lease obligations (note 2)          7,331                        1,785
     Hedging liability (note 6)                                    11,280                          214
     Bank indebtedness (note 3)                                         -                      267,054
-----------------------------------------------------------------------------------------------------------

                                                                  102,924                      372,637
-----------------------------------------------------------------------------------------------------------

Capital lease obligations (note 2)                                  1,616                        7,606
Bank indebtedness (note 3)                                        196,362                            -
Convertible debentures (notes 1 and 4)                            133,297                      136,433
Asset retirement obligations                                       17,955                       17,503
Future income taxes                                               107,165                      112,266
-----------------------------------------------------------------------------------------------------------

                                                                  559,319                      646,445
-----------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY

Unitholders' capital (note 5i)                                    670,797                      515,544
Exchangeable shares (note 5ii)                                      3,728                       30,842
Convertible debentures equity component (notes 1 and 4)             6,583                        6,764
Contributed surplus                                                 1,036                        1,036
Accumulated income                                                106,710                      102,637
Accumulated cash distributions                                   (316,356)                    (270,017)
-----------------------------------------------------------------------------------------------------------

                                                                  472,498                      386,806
-----------------------------------------------------------------------------------------------------------

                                                               $1,031,817                 $  1,033,251
-----------------------------------------------------------------------------------------------------------

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page 11 of 17

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                                          Three                    Three
                                                                      months ended             months ended
(thousands of dollars, except for per Unit amounts) (unaudited)      March 31, 2005           March 31, 2004
---------------------------------------------------------------------------------------------------------------
                                                                                            (restated - note 1)
REVENUE

     Petroleum and natural gas                                         $   83,209              $    53,836
     Unrealized hedging loss (note 6)                                     (11,066)                 (11,057)
     Royalties, net of Alberta Royalty Credit                             (16,365)                 (10,552)
---------------------------------------------------------------------------------------------------------------

                                                                           55,778                   32,227
---------------------------------------------------------------------------------------------------------------

EXPENSES

     Operating                                                             13,030                    8,320
     General and administrative                                             1,463                      846
     Management fee                                                           807                      525
     Performance incentive (note 7)                                             -                    1,400
     Interest                                                               2,609                    1,278
     Interest and accretion on convertible debentures                       3,401                    2,524
     Depletion, depreciation and accretion                                 34,766                   20,346
---------------------------------------------------------------------------------------------------------------

                                                                           56,076                   35,239
---------------------------------------------------------------------------------------------------------------

Income (loss) before taxes                                                   (298)                  (3,012)

Future income tax recovery                                                 (5,101)                  (7,775)
Income and capital taxes                                                      730                      315
---------------------------------------------------------------------------------------------------------------

                                                                           (4,371)                  (7,460)
---------------------------------------------------------------------------------------------------------------

Net income                                                                  4,073                    4,448

Accumulated income, beginning of period as previously reported             93,451                   73,137

Effect of change in accounting for convertible debentures (note 1)          9,186                    5,530
---------------------------------------------------------------------------------------------------------------

Accumulated income, beginning of period as restated                       102,637                   78,667
---------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                                      $  106,710              $    83,115
---------------------------------------------------------------------------------------------------------------

Net income per Trust Unit
     Basic  and diluted                                                $     0.07              $      0.12
---------------------------------------------------------------------------------------------------------------

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page 12 of 17

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Three                    Three
                                                                months ended             months ended
(thousands of dollars) (unaudited)                             March 31, 2005           March 31, 2004
------------------------------------------------------------------------------------------------------------
                                                                                      (restated - note 1)
Operating Activities

Net income                                                        $  4,073                 $   4,448
Add (deduct) items not requiring cash:
   Non-cash performance incentive (note 7)                               -                     1,400
   Future income taxes                                              (5,101)                   (7,775)
   Unrealized hedging loss (note 6)                                 11,066                    11,057
   Accretion on convertible debentures                                 551                       424
   Depletion, depreciation and accretion                            34,766                    20,346
------------------------------------------------------------------------------------------------------------

Funds from operations                                               45,355                    29,900
Expenditures on asset retirement                                      (407)                      (62)
Changes in non-cash working capital                                 (6,340)                   (8,332)
------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                               38,608                    21,506
------------------------------------------------------------------------------------------------------------

Financing Activities

Units issued, net of costs (note 5i)                               107,701                       116
Increase (decrease) in bank debt                                   (70,692)                   33,187
Reduction of capital lease obligations                                (444)                      (78)
Cash distributions to Unitholders                                  (42,734)                  (25,934)
------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities                     (6,169)                    7,291
------------------------------------------------------------------------------------------------------------

Investing Activities

Expenditures on property and equipment                             (32,715)                  (30,202)
Property acquisitions                                                  (28)                        -
Property dispositions                                                   34                       791
Purchase adjustment of Defiant Energy acquisition                     (484)                        -
Changes in non-cash working capital                                    754                       614
------------------------------------------------------------------------------------------------------------

Cash used in investing activities                                  (32,439)                  (28,797)
------------------------------------------------------------------------------------------------------------

Net change in cash                                                       -                         -

Cash, beginning of period                                                -                         -
------------------------------------------------------------------------------------------------------------

Cash, end of period                                               $      -                 $       -
------------------------------------------------------------------------------------------------------------

Supplementary Cash Flow Information

   Taxes paid                                                     $    597                 $     316
   Interest paid                                                  $  6,085                 $   2,915

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page 13 of 17


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005 (unaudited)
All tabular amounts in thousands except for Units and per Unit amounts

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2004 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2004 as set out in Advantage's Annual Report.

1.   CHANGE IN ACCOUNTING POLICIES

     (a) FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE

     Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

     The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     BALANCE SHEETS                                           December 31, 2004       December 31, 2003
     ----------------------------------------------------------------------------------------------------
     Current liabilities

       Accounts payable and accrued liabilities                 $    16,570              $    19,592

     Long-term liabilities
       Convertible debentures                                   $   136,433              $    91,304
     Unitholders' equity
       Convertible debentures                                   $  (148,450)             $   (99,984)
       Convertible debentures equity component                  $     6,764              $     4,726
       Unitholders' capital                                     $   (20,503)             $   (21,168)
       Accumulated income                                       $     9,186              $     5,530

                                                             Three months ended          Year ended
     STATEMENTS OF INCOME                                      March 31, 2004         December 31, 2004
     ----------------------------------------------------------------------------------------------------
     Interest and accretion on convertible debentures           $     2,524              $    10,425
     ----------------------------------------------------------------------------------------------------

     Net income                                                 $    (2,524)             $   (10,425)

     Basic and diluted net income per Unit                      $     (0.01)             $     (0.04)

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page 14 of 17


     (b) EXCHANGEABLE SHARES

     The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts" in January 2005. The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Fund's interpretation is that the exchangeable shares issued complies with the established criteria and is presented as a component of unitholders' equity. In March 2005, the Emerging Issues Committee amended EIC-151 which will be effective for periods ending on June 30, 2005. The revised standard will result in the Fund reclassifying exchangeable shares from equity to non-controlling interest given that the exchangeable shares are transferable, although not publicly traded. An expense is recorded that reflects the earnings attributable to the non-controlling interest. As exchangeable shares are converted to Trust Units, the non-controlling interest on the balance sheet is reclassified to unitholders' capital. The Fund will retroactively implement the revised standard for the interim period ending June 30, 2005.

2.   CAPITAL LEASE OBLIGATIONS

     The Fund has capital leases on a variety of property and equipment. Future minimum lease payments at March 31, 2005 consist of the following:

     2005                                         $   7,415
     2006                                               443
     2007                                             1,364
     ---------------------------------------------------------
                                                  $   9,222
     Less amounts representing interest                (275)
     ---------------------------------------------------------
                                                      8,947
     Current portion                                 (7,331)
     ---------------------------------------------------------
                                                  $   1,616
     ---------------------------------------------------------

     In May 2005, Advantage repaid two capital lease obligations for $6.8 million that were assumed from the acquisition of Defiant Energy Corporation in 2004. As a result of this repayment, these two capital leases have been classified as current liabilities as at March 31, 2005.

3.   BANK INDEBTEDNESS

     In May 2005, Advantage renewed a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $325 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2006. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. Given the change in the maturity terms, the bank indebtedness has been classified as a long-term liability. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted.

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page 15 of 17


4.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Based on revised accounting standards (note 1), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                                      10.00%           9.00%            8.25%           7.75%            7.50%            Total
----------------------------------------------------------------------------------------------------------------------------------
     Issue Date                    Oct. 18, 2002    Jul. 8, 2003     Dec. 2, 2003   Sept. 15, 2004   Sept. 15, 2004
     Maturity Date                  Nov. 1, 2007    Aug. 1, 2008     Feb. 1, 2009    Dec. 1, 2011     Oct. 1, 2009
     Conversion Price                $   13.30        $  17.00        $   16.50        $   21.00       $  20.25

     Liability component             $  52,722        $ 28,662        $  56,802        $  71,631       $ 47,444       $  257,261
     Equity component                    2,278           1,338            3,198            3,369          2,556           12,739
----------------------------------------------------------------------------------------------------------------------------------
     Gross proceeds                     55,000          30,000           60,000           75,000         50,000          270,000
     Issuance costs                     (2,495)         (1,444)          (2,588)          (3,190)        (2,190)         (11,907)
----------------------------------------------------------------------------------------------------------------------------------
     Net proceeds                    $  52,505        $ 28,556        $  57,412        $  71,810       $ 47,810       $  258,093
----------------------------------------------------------------------------------------------------------------------------------

     The balance of debentures outstanding at March 31, 2005 and changes in the liability and equity components during the three month period then ended are as follows:

                                       10.00%          9.00%           8.25%            7.75%            7.50%            Total
-----------------------------------------------------------------------------------------------------------------------------------
     Debentures outstanding          $   3,476       $   9,710       $  11,623        $  49,842        $  69,853      $  144,504
     Liability component
       Balance at Dec. 31, 2004      $   3,923       $  10,388       $  12,237        $  45,548        $  64,337      $  136,433
       Accretion of discount                16              46              56              152              281             551
       Converted to Trust Units           (618)         (1,312)         (1,493)            (144)            (120)         (3,687)
-----------------------------------------------------------------------------------------------------------------------------------
     Balance at Mar. 31, 2005        $   3,321       $   9,122       $  10,800        $  45,556        $  64,498      $  133,297
-----------------------------------------------------------------------------------------------------------------------------------
     Equity component
       Balance at Dec. 31, 2004      $     163       $     472       $     675        $   2,444        $   3,010      $    6,764
       Converted to Trust Units           (26)            (60)            (82)              (8)              (5)            (181)
-----------------------------------------------------------------------------------------------------------------------------------
     Balance at Mar. 31, 2005        $     137       $     412       $     593        $   2,436        $   3,005      $    6,583
-----------------------------------------------------------------------------------------------------------------------------------

     During the three months ended March 31, 2005 $3,946,000 debentures were converted resulting in the issuance of 242,554 Advantage Trust Units.

5.   UNITHOLDERS' EQUITY

     (i) UNITHOLDERS' CAPITAL
     (a) Authorized

     Unlimited number of voting Trust Units

     (b) Issued

                                                                           Number of Units                Amount
     ---------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004 (restated - note 1)                         49,674,783               $    515,544
     2004 non-cash performance incentive                                         763,371                     16,570
     Issued on conversion of debentures                                          242,554                      3,868
     Issued on conversion of exchangeable shares                               1,297,926                     27,114
     Issued for cash, net of costs                                             5,250,000                    107,701
     ---------------------------------------------------------------------------------------------------------------
     Balance at March 31, 2005                                                57,228,634               $    670,797
     ---------------------------------------------------------------------------------------------------------------

     On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page 16 of 17


     On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.7 million (net of Underwriters' fees and other issue costs of $6.0 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

     (c) Trust Units Rights Incentive Plan
                                                            Series A                                 Series B
                                                    Number            Price                 Number              Price
     ---------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                   85,000          $    5.05                225,000         $   16.75
     Reduction of exercise price                         -              (0.84)                     -             (0.84)
     ---------------------------------------------------------------------------------------------------------------
     Balance at March 31, 2005                      85,000          $    4.21                225,000         $   15.91
     ---------------------------------------------------------------------------------------------------------------

     (ii) EXCHANGEABLE SHARES
     (a) Authorized

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares.

     (b) Issued

                                          Number of Shares            Amount
     -------------------------------------------------------------------------

     Balance at December 31, 2004            1,450,030            $     30,842
     Converted to Trust Units               (1,274,764)                (27,114)
     -------------------------------------------------------------------------
     Balance at March 31, 2005                 175,266            $      3,728
     -------------------------------------------------------------------------

     Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.03775 at March 31, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five day weighted average unit price preceding the record date. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

     The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of Exchangeable Shares outstanding is less than 100,000, the Trust can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares.

6.   FINANCIAL INSTRUMENTS

     As at March 31, 2005 the Fund has the following hedges in place:

     Description of Hedge                     Term                         Volume                     Average Price
----------------------------------------------------------------------------------------------------------------------
     Natural gas - AECO
         Fixed price                  April to October 2005             34,123 mcf/d                   Cdn$7.45/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$6.86/mcf
                                                                                              Ceiling  Cdn$8.18/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$7.02/mcf
                                                                                              Ceiling  Cdn$8.02/mcf
     Crude oil - WTI
         Fixed price                 April to September 2005            1,750 bbls/d                   US$52.11/bbl
         Collar                       April to October 2005             1,750 bbls/d            Floor  US$47.00/bbl
                                                                                              Ceiling  US$56.75/bbl

PRESS RELEASE                                                       MAY 13, 2005
Advantage Energy Income Fund                                       Page 17 of 17


     As at March 31, 2005 the settlement value of the hedges outstanding was approximately $11.3 million and has been charged to income as an unrealized hedging loss.

     7.  PERFORMANCE INCENTIVE

     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. During interim periods no amount is paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance as the actual amount is only calculated and paid on an annual basis.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2005 opening Unit price was $21.71 and cash distributions for the three months ended March 31, 2005 amounted to $0.84 per Trust Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. No performance fee has been accrued for the period as the total annual return was less than the 8% prorated threshold. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.


FORWARD LOOKING INFORMATION

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com